511 Union Street, Suite 2700 P.O. Box 198966 Nashville, TN 37219-8966	615.244.6380 main 615.244.6804 fax wallerlaw.com

August 29, 2016

VIA EDGAR AND UPS

Mr. Dietrich A. King

Assistant Director - Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CapStar Financial Holdings, Inc. Registration Statement on Form S-1 Filed on August 29, 2016 CIK No. 0001676479

Dear Mr. King:

Our client, CapStar Financial Holdings, Inc., a Tennessee corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 28, 2016 (the “Comment Letter”). The Company has filed its Registration Statement on Form S-1, together with certain of the exhibits thereto, with the Commission, which registration statement has been revised from the draft Registration Statement that the Company confidentially submitted to the Commission on July 1, 2016 (as so revised, the “Revised Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your review and response to the Company’s confidential submission on July 1, 2016.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement includes certain other changes, including updates to the financial statements and disclosures to reflect the Company’s financial results as of and for the six-month period ended June 30, 2016.

We are separately delivering to the Staff hard copies of this letter (this “Response Letter”), clean and marked copies of the Revised Registration Statement and copies of the presentation used by the Company in “testing the waters” meetings.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this Response Letter each of the comments in the Comment Letter and have numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions, other than those in the Staff’s comments, correspond to the page numbers and captions in the Revised Registration Statement.

Mr. Dietrich A. King

August 29, 2016

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that it has conducted several “testing the waters” meetings with qualified institutional buyers and institutional accredited investors, and the Company will supplementally provide the Staff with a copy of the presentation that it used in these meetings as noted above. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Prospectus Summary

Strategic Acquisitions, page 2

2.	Please disclose whether or not you currently have any agreements, arrangements or understandings to make any significant acquisitions.

RESPONSE: The Company currently has no agreements, arrangements or understandings to make any acquisitions. If the Company subsequently enters into any such agreements, arrangements or understandings to make any significant acquisitions, then the Company will disclose the same in the Registration Statement. The Company has revised the disclosure on page 2 and 79 of the Revised Registration Statement to reflect this information.

Our Competitive Strengths, page 6

3.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, and without limitation, please balance your discussion of your asset quality with a discussion of the added risks of targeting small and medium sized businesses as loan clients. In this regard, we note your disclosure in the first risk factor on page 21, which discloses that small to medium sized businesses may be subject to higher loss rates than larger borrowers. As another example, please balance your discussion with a discussion of the risks your business faces from business concentration in Tennessee, specifically in the Nashville MSA, as you discuss in the second risk factor on page 18.

RESPONSE: The Company has revised the disclosure in the summary to include a section captioned “Our Challenges” on page 9 of the Revised Registration Statement to summarize certain material challenges and risks associated with the Company’s business and strategic plans.

Mr. Dietrich A. King

August 29, 2016

Risk Factors, page 18

We are dependent on the services of our management team…, page 20

4.	Please tell us what consideration you have given to disclosing in this risk factor the extent to which personnel departures have affected your business. For example, we note a news article published April 27, 2015 in the Nashville Business Journal reporting the departure of certain employees from your health care banking team.

RESPONSE: The Company has considered the departure of these employees as it relates to this risk factor, but the Company does not believe that their departure was material to its assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations and thus does not warrant disclosure in the risk factor. As noted in the Revised Registration Statement, the Company’s strategy is focused on small to medium-sized businesses. The employees in the Company’s healthcare banking team who were discussed in the article concentrated on developing business with large, national healthcare organizations, rather than local, owner-operated healthcare organizations that are the focus of the Company’s strategy. Accordingly, the Company did not view these employees as key personnel or their departure as the loss of employees on which the Company’s business was dependent.

We target small and medium sized businesses as loan clients…, page 21

5.	Please quantify the amount of loans to small to medium-sized businesses in your loan portfolio in recent periods.

RESPONSE: The Company revised the disclosure on page 21 of the Revised Registration Statement to quantify the amount of loans to small to medium-sized businesses in the Company’s loan portfolio as of June 30, 2016.

Cautionary Note Regarding Forward-Looking Statements, page 42

6.	We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.

RESPONSE: The Company has revised the disclosure on page 42 of the Revised Registration Statement to delete the references to the safe harbor.

Mr. Dietrich A. King

August 29, 2016

Management’s Discussion and Analysis of Financial Condition…, page 50

Noninterest Income, page 61

7.	We note your disclosure that you “have a revenue-sharing relationship with a registered broker-dealer, which generates wealth management fees.” Please tell us the material terms of this relationship.

RESPONSE: The Company’s relationship with this broker-dealer diversifies the product offerings available to the Company’s clients by offering brokerage and asset and wealth management services. The broker-dealer also provides certain services to the Company’s clients, including compliance, technology, marketing and training services. The Company receives a share of income generated from these offerings and services, net of direct expenses incurred. This noninterest income comprised an immaterial percentage of our noninterest income for the six-month period ended June 30, 2016 and the year ended December 31, 2015 (1.2% and 0.7%, respectively) and is therefore not material to the Company’s assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Noninterest Expense, page 62

8.	Please revise the last paragraph on page 62 to define the acronym “FIS.”

RESPONSE: The Company revised the disclosure on page 62 of the Revised Registration Statement to define the acronym “FIS.”

Certain Relationships and Related Party Transactions, page 123

Related Party Transactions, page 123

9.	We note your statement that you “do not believe” that the referenced related party loans present more than the normal risk of uncollectability or other unfavorable characteristics. Please remove the belief qualifier or tell us why such qualification is appropriate under Instruction 4 to Item 404(a) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 121 of the Revised Registration Statement to delete the belief qualification.

Security Ownership of Certain Beneficial Owners and Management, page 126

10.	Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

Mr. Dietrich A. King

August 29, 2016

•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

RESPONSE: The Company advises the Staff that, as of the date of this Response Letter, no selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If additional selling shareholders participate in the offering and if one or more of such additional selling shareholders is a broker-dealer or an affiliate of a broker dealer, then the Company will disclose the same and make the above-mentioned disclosures in the Registration Statement.

Description of Capital Stock, page 130

11.	We note your disclosure in the introductory paragraph that the description appearing in this section is qualified by “reference to federal and state banking laws and regulations and the Tennessee Business Corporation Act and other applicable law.” You may not qualify your prospectus in this manner, unless incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your disclosure accordingly.

RESPONSE: The Company has revised the disclosure on page 128 of the Revised Registration Statement to delete the qualification by reference to federal and state banking laws and regulations, the Tennessee Business Corporation Act and other applicable law.

*    *    *

Mr. Dietrich A. King

August 29, 2016

If any member of the Staff has questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact me at (901) 288-1655. Thank you for your consideration.

Very truly yours,

/s/ Wes Scott

Waller Lansden Dortch & Davis, LLP

Enclosures

cc:	David Lin
Claire W. Tucker
Robert B. Anderson
J. Chase Cole, Esq.
Frank M. Conner III, Esq.
Michael P. Reed, Esq.